UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
SPX Flow, Inc.
(Name of Issuer)
Common Stock, $0.01 Par Value
(Title of Class of Securities)
78469x107
(CUSIP Number)
December 31, 2018
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 78469x107

1	NAME OF REPORTING PERSON ACR Alpine Capital Research, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 81-4872049
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,096,727
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,096,727
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,096,727
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.93%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 78469x107

1	NAME OF REPORTING PERSON Alpine Investment Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 43-1945310
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,096,727
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,096,727
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,096,727
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.93%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 78469x107

1	NAME OF REPORTING PERSON Alpine Private Capital, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 81-4872298
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 301,118
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 301,118
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 301,118
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 78469x107

1	NAME OF REPORTING PERSON Alpine Partners Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 27-4985422
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 49,306
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 49,306
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 78469x107

1	NAME OF REPORTING PERSON MQR, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 27-5439146
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 49,306
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 49,306
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 49,306
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON PN

CUSIP No.: 78469x107

1	NAME OF REPORTING PERSON ACR Multi-Strategy Quality Return Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 113,168
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 113,168
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,168
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 78469x107

1	NAME OF REPORTING PERSON ACR International Quality Return Fund I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 20,202
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 20,202
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,202
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12	TYPE OF REPORTING PERSON IV

CUSIP No.: 78469x107

1	NAME OF REPORTING PERSON Nicholas V. Tompras I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,096,727
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,096,727
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,096,727
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.93%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 78469x107
ITEM 1(a).	NAME OF ISSUER: SPX Flow, Inc.
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 13320 Ballantyne Corporate Place Charlotte, North Carolina 28277
ITEM 2(a).	NAME OF PERSON FILING:
This statement is filed by:

ACR Alpine Capital Research, LLC (ACR), a Delaware limited liability company;

Alpine Investment Management, LLC (AIM), a Missouri limited liability company;

Alpine Private Capital, LLC (APC), a Delaware limited liability company;

Alpine Partners Management, LLC (APM), a Missouri limited liability company;

MQR, L.P. (MQRLP), a Delaware limited partnership;

ACR Multi-Strategy Quality Return Fund (MQRFUND), a diversified series of Investment Managers Series Trust II, a Delaware statutory trust;

ACR International Quality Return Fund (IQRFUND), a non-diversified series of Investment Managers Series Trust II, a Delaware statutory trust; and

Nicholas V. Tompras.

Each of the foregoing is referred to as a Reporting Person and collectively as the Reporting Persons.

ACR serves as the Investment Manager of MQRLP, MQRFUND, IQRFUND and accounts it separately manages (the
Separately Managed Accounts). APC has delegated investment discretion for accounts it separately manages to ACR (APC Accounts). AIM is the majority owner of ACR and APC. APM is the General Partner of MQRLP. AIM is the Managing Member of APM. Nicholas V. Tompras is the Chief Executive Officer and Chief Investment Officer of ACR and the Managing Member of AIM. By virtue of these relationships, each of ACR, AIM, APM and Mr. Tompras may be deemed to beneficially own the Issuer's Common Stock, $0.01 par value (the Shares), owned directly by MQRLP, and each of ACR, AIM and Mr. Tompras may be deemed to beneficially own the Shares owned directly by MQRFUND, IQRFUND, the APC Accounts and the Separately Managed Accounts.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: The principal business address of each of the Reporting Persons is 8000 Maryland Avenue, Suite 700, Saint Louis, Missouri 63105.
ITEM 2(c).	CITIZENSHIP:
Each of AIM and APM is organized under the laws of the State of Missouri. Each of ACR, APC and MQRLP is organized under the laws of the State of Delaware. MQRFUND and IQRFUND are organized as a diversified and non-diversified series respectively of Investment Managers Series Trust II, a statutory trust organized under the laws of the State of Delaware. Nicholas V. Tompras is a citizen of the United States of America.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 Par Value
ITEM 2(e).	CUSIP NUMBER: 78469x107
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [ ]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [ ]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Not applicable.
ITEM 4.	OWNERSHIP
(a) Amount beneficially owned:
MQRLP owns directly 49,306 Shares. MQRFUND owns directly 113,168 Shares. IQRFUND owns directly 20,202 Shares. The APC Accounts own directly 301,118 Shares. The Separately Managed Accounts own directly 1,612,614 Shares.

As the Investment Manager of MQRLP, MQRFUND, IQRFUND, the APC Accounts and the Separately Managed Accounts, ACR may be deemed to beneficially own the 2,096,727 Shares owned directly by MQRLP, MQRFUND, IQRFUND, the APC Accounts and the Separately Managed Accounts. As the primary owner of ACR, AIM may be deemed to beneficially own the 2,096,727 Shares owned directly by MQRLP, MQRFUND, IQRFUND, the APC Accounts and the Separately Managed Accounts. As the General Partner of MQRLP, APM may be deemed to beneficially own the 49,306 Shares owned directly by MQRLP. As the Chief Executive Officer and Chief Investment Officer of ACR and the Managing Member of AIM, Mr. Tompras may be deemed to beneficially own 2,096,727 Shares owned directly by MQRLP, MQRFUND,IQRFUND, the APC Accounts and the Separately Managed Accounts.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.

Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not owned directly by such Reporting Person.
(b) Percent of class:
The aggregate percentage of Shares reported owned by each person named herein is based upon 42,551,969
Shares outstanding, as of October 26, 2018, which is the total number of Shares outstanding as reported in the Issuers Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2018.

The 49,306 Shares owned directly by MQRLP represent less than 1% of the outstanding Shares. The 113,168
Shares owned directly by MQRFUND represent less than 1% of the outstanding Shares. The 20,202
Shares owned directly by IQRFUND represent less than 1% of the outstanding Shares. The 301,118 Shares owned directly by the APC Accounts represent less than 1% of the outstanding Shares. The 1,612,614 Shares owned directly by the Separately Managed Accounts represent approximately 4.50% of the outstanding Shares.

By virtue of its relationships with MQRLP, MQRFUND, IQRFUND the APC Accounts and the Separately Managed Accounts, ACR may be deemed to beneficially own the 2,096,727 Shares owned directly by MQRLP, MQRFUND, IQRFUND, the APC Accounts and the Separately Managed Accounts representing approximately 4.93% of the outstanding Shares.

By virtue of its relationship with ACR, AIM may be deemed to beneficially own the 2,096,727 Shares owned directly by MQRLP, MQRFUND,IQRFUND the APC Accounts and the Separately Managed Accounts representing approximately 4.93% of the outstanding Shares.

By virtue of its relationship with MQRLP, APM may be deemed to beneficially own the 49,306 Shares owned directly by MQRLP, representing less than 1% of the outstanding Shares.

By virtue of his relationships with ACR, AIM and APM, Mr. Tompras may be deemed to beneficially own the
2,096,727 Shares owned directly by MQRLP, MQRFUND, IQRFUND the APC Accounts and the Separately Managed Accounts representing approximately 4.93% of the outstanding Shares.

This Schedule 13G reports an aggregate of 2,096,727 Shares, representing approximately 4.93% of the outstanding Shares.
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
0
(ii) shared power to vote or to direct the vote:
MQRLP, ACR, AIM, APM and Mr. Tompras share the power to vote or direct the vote of the 49,306 Shares owned directly by MQRLP.

MQRFUND, ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 113,168 Shares owned directly by MQRFUND.

IQRFUND, ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 20,202 Shares owned directly by IQRFUND.

ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 301,118 Shares in the APC Accounts and the 1,612,614 owned directly by the Separately Managed Accounts.
(iii) sole power to dispose or direct the disposition of:
0
(iv) shared power to dispose or to direct the disposition of:
MQRLP, ACR, AIM, APM and Mr. Tompras share the power to vote or direct the vote of the 49,306 Shares owned directly by MQRLP.

MQRFUND, ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 113,168 Shares owned directly by MQRFUND.

IQRFUND, ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 20,202 Shares owned directly by IQRFUND.

ACR, AIM and Mr. Tompras share the power to vote or direct the vote of the 301,118 Shares in the APC Accounts and the 1,612,614 owned directly by the Separately Managed Accounts.
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: Not applicable.
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: Not applicable.
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: See Exhibit 1.
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: Not applicable.
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 78469x107
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ACR Alpine Capital Research, LLC By: /s/ Nicholas V. Tompras Name: Nicholas V. Tompras Title: Chief Executive Officer and Chief Investment Officer
Alpine Investment Management, LLC By: /s/ Nicholas V. Tompras Name: Nicholas V. Tompras Title: President
Alpine Private Capital, LLC By: /s/ Nicholas V. Tompras Name: Alpine Investment Management, LLC / Nicholas V. Tompras Title: President
Alpine Partners Management, LLC By: /s/ Nicholas V. Tompras Name: Nicholas V. Tompras Title: Chief Executive Officer
MQR, L.P. By: /s/ Nicholas V. Tompras Name: Alpine Partners Management, LLC / Nicholas V. Tompras Title: Chief Executive Officer
ACR Multi-Strategy Quality Return Fund By: /s/ Nicholas V. Tompras Name: ACR Alpine Capital Research, LLC / Nicholas V. Tompras Title: Chief Executive Officer and Chief Investment Officer
ACR International Quality Return Fund By: /s/ Nicholas V. Tompras Name: ACR Alpine Capital Research, LLC / Nicholas V. Tompras Title: Chief Executive Officer and Chief Investment Officer
Nicholas V. Tompras By: /s/ Nicholas V. Tompras Name: Nicholas V. Tompras Title:
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 78469x107
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the shares of Common Stock, $0.01 par value per share, of SPX Flow, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: February 8, 2019

ACR Alpine Capital Research, LLC
By: /s/ Nicholas V. Tompras
Name: Nicholas V. Tompras
Title: Chief Executive Officer and Chief Investment Officer

Alpine Investment Management, LLC
By: /s/ Nicholas V. Tompras
Name: Nicholas V. Tompras
Title: President

Alpine Private Capital, LLC
By: /s/ Nicholas V. Tompras
Name: Alpine Investment Management / Nicholas V. Tompras
Title: President

Alpine Partners Management, LLC
By: /s/ Nicholas V. Tompras
Name: Nicholas V. Tompras
Title: Chief Executive Officer

MQR, L.P.
By: /s/ Nicholas V. Tompras
Name: Alpine Partners Management, LLC / Nicholas V. Tompras
Title: Chief Executive Officer

ACR Multi-Strategy Quality Return Fund
By: /s/ Nicholas V. Tompras
Name: ACR Alpine Capital Research, LLC / Nicholas V. Tompras
Title: Chief Executive Officer and Chief Investment Officer

ACR International Quality Return Fund
By: /s/ Nicholas V. Tompras
Name: ACR Alpine Capital Research, LLC / Nicholas V. Tompras
Title: Chief Executive Officer and Chief Investment Officer

Nicholas V. Tompras
By: /s/ Nicholas V. Tompras
Name: Nicholas V. Tompras